As filed with the U.S. Securities and Exchange Commission on August 9, 2016
  Registration No.  333-185511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

Central North Airport Group
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing eight Series B shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k) under the Securities Act of 1933, as amended, such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitations on the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.  is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files reports with the Securities and Exchange Commission (the "Commission") and that such reports are available for inspection and copying through the Commission’s EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Amended and Restated Deposit Agreement dated as of           , 2012 among Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 9, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on August 9, 2016.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Porfirio González Álvarez
Name:	Porfirio González Álvarez
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons on August 9, 2016 in the capacities indicated:

Name	Title
/s/ Porfirio González Álvarez	Chief Executive Officer (Principal Executive Officer)
Porfirio González Álvarez
/s/ Vicsaly Torres Ruiz	Chief Financial Officer (Principal Financial Officer)
Vicsaly Torres Ruiz
/s/ Luis Emmanuel Camacho Thierry	Investor Relations Officer (Principal Investor Relations Officer)
Luis Emmanuel Camacho Thierry

Director
José Luis Guerrero Álvarez

/s/ Felipe Duarte Olvera	Independent Director
Felipe Duarte Olvera

/s/ Alberto Felipe Mulás Alonso	Independent Director
Alberto Felipe Mulás Alonso

/s/ Elsa Beatriz García Bojorges	Independent Director
Elsa Beatriz García Bojorges

/s/ Ricardo Gutiérrez Muñoz	Independent Director
Ricardo Gutiérrez Muñoz

Independent Director
Ricardo Maldonado Yáñez

/s/ Sergio Fernando Montaño León	Director
Sergio Fernando Montaño León

/s/ Diego Quintana Kawage	Chairman and Director
Diego Quintana Kawage

/s/ Luis Fernando Zárate Rocha	Director
Luis Fernando Zárate Rocha

Director
Alonso Quintana Kawage

Director
Frédéric Dupeyron

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi Managing Director Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification